China Mass Media Reports

Second Quarter 2011 Unaudited Financial Results

BEIJING, August 22, 2011--China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a leading television advertising company in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights:

■	Total net revenues were RMB51.7 million (US$8.0 million), a decrease of 9.1% from the second quarter of 2010 and an increase of 1.6% from the first quarter of 2011.

■	Operating income was RMB14.3 million (US$2.2 million), an increase of 77.2% from RMB8.08 million in the second quarter of 2010 and an increase of 9.0% from the first quarter of 2011.

■	Net income was RMB11.2 million (US$1.7 million), an increase of 158.6% from RMB4.3 million in the second quarter of 2010 and an increase of 35.3% from the first quarter of 2011.

■
Net cash outflows from operating activities were RMB12.8million (US$2.0 million), compared to RMB41.2 million net cash inflows in the second quarter of 2010 and RMB34.8 million net cash inflows in the first quarter of 2011.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “Our performance largely came within our expectations.  Due to the second quarter being a seasonally weak period for the advertising market, there was no significant growth in our business.  The weak season had a large influence on the sales and revenues of time slots for our “Daytime Advertising Package” and “Television Guide Package” when compared with previous quarters.  At the same time, we did see growth in sales revenues from our “Periodic China News Package” on China Central Television (“CCTV”)-4 when compared with the previous quarter, as we acquired new customers.  As a result of the foregoing factors, our second quarter revenues from advertising agency services decrease marginally from the first quarter.”

“Our advertising production and sponsorship services have been showing good momentum.  In the second quarter, revenues from advertising production and sponsorship services increased significantly from the previous quarter as well as the second quarter of 2010 as we successfully produced a number of commercials for clients, including Sanyuan Dairy, Yunnan Baiyao and Gonow Auto.  We also renewed public service sponsorship contracts with Yunan Hongta Group and Wyeth Pharmaceuticals.  As mentioned in our first quarter announcement, as of July 1, 2011, we ceased to be the producer of the “Guang Er Gao Zhi” program due to CCTV programming changes. This will have a negative impact on our top and bottom lines in subsequent periods.  For the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, revenues from sponsorship services in relation to the “Guang Er Gao Zhi” program amounted to RMB17.2 million, RMB8.5 million, RMB12.2 million and RMB9.1 million (US$1.4 million) respectively.”

“The significant increase in both operating income and net profit for the period was mainly attributable to a refund received in the second quarter of RMB4.1 million on the purchase price of advertisements that failed to be broadcasted by CCTV-4 in 2010. In addition, the Company converted its overseas US dollar deposits into Renminbi, thus avoiding the exchange loss caused by the appreciation of the Renminbi against the US dollar. As a result, both operating income and net profit showed significant growth in the second quarter.”

“In addition to advertising, content production has become an important component of our development strategy.  At the end of the second quarter, we established a China-based film and TV production company, which recently completed program planning for a new TV program.  We are now in discussions with two provincial satellite TV networks for the production and broadcast of the program in exchange for advertising time slots.  We are also working on the script of a new TV drama series. We believe providing high quality entertainment programs to provincial satellite TV and local TV stations will create more avenues for acquiring new advertising business. We also expect to generate new revenues from in-program advertisement in our TV programs. We will update our progress in content production over the coming months.”

“Our listing application was rejected by the Hong Kong Stock Exchange in July 2011 due to the Company’s dependence on CCTV.”

“Additionally, because we did not reach an agreement with CCTV-E and CCTV-F over contract pricing from July 1, 2011 to June 30, 2013, we terminated our contract with both channels effective July 1, 2011. As a result, from the third quarter of 2011, total advertising time obtained by the Company will decrease significantly.  Since the advertising time sold for CCTV-E and CCTV-F channels was limited in the past, we do not expect our overall revenue and total advertising time sold to be significantly adversely affected.  Over the past three years, there were no viewership statistics for these channels, making it difficult for us to promote our sales of advertising time.  Revenues related to CCTV-E and CCTV-F was approximately RMB80,000 (US$12,000) in the six months ended June 30, 2011, and approximately RMBnil, RMB5.7 million and RMB0.4 million for each of the years ended December 31, 2008, 2009 and 2010, respectively.”

“Net cash outflows for the period were mainly due to the settling of outstanding payables to CCTV in relation to the media fees for the “Daytime Advertising Package” and “Television Guide Package” for the year ended December 31, 2009.”

“We are anticipating an upturn in the second half of the year, during which there are several important Chinese holidays and festivals. We plan to work on sourcing new clients and further improving the utilization rate of our media resources during this peak season period. We also plan to conduct more media research in preparation for the upcoming public bidding of CCTV advertising resources in November.”

Second Quarter 2011 Financial Results

Revenues

Revenues from advertising agency services were RMB45.7 million (US$7.1 million) in the second quarter of 2011, a decrease of 10.1 % from RMB50.8 million in the second quarter of 2010, and a decrease of 2.2% from RMB46.7 million in the first quarter of 2011. As expected, revenues were affected by a decrease in sales during the advertising industry’s traditional low season.  In particular, revenues from the Company’s “Daytime Advertising Package” and “Television Guide Package” decreased.  However, certain new clients advertising through the Company’s “Periodic China News Package” on CCTV-4 contributed to a noticeable increase in sales compared with the previous quarter. As a result, total revenues from advertising agency services only decreased slightly from the first quarter of 2011.  The decrease in revenues compared with the second quarter of last year was mainly due to the decrease in revenues relating to CCTV-4, as the time slots available for sale decreased from 90 seconds to 60 seconds.

Revenues from production and sponsorship services were RMB9.4 million (US$1.5 million) in the second quarter of 2011, an increase of 6.6% from RMB8.9 million in the second quarter of 2010, and an increase of 31.9% from RMB7.2 million in the first quarter of 2011. The Company’s efforts to improve production capabilities and proactively source new clients helped support momentum in the Company’s production and sponsorship services business.  During the second quarter of 2011, the Company successfully produced a number of commercials for clients such as Sanyuan Dairy, Yunnan Baiyao and Gonow Auto, and also renewed sponsorship of public service advertising from Yunan Hongta Group and Wyeth Pharmaceuticals.  Overall, revenues from production and sponsorship services increased on both a year-over-year and quarter-over-quarter basis.

Operating costs and expenses

Cost of revenues was RMB24.5 million (US$3.8 million) in the second quarter of 2011, a decrease of 25.2% from RMB32.7 million in the second quarter of 2010 and a decrease of 9.7% from RMB27.1 million in the first quarter of 2011. The significant decrease in cost of revenues from the second quarter of 2010 was because time slots available on the Company’s “Periodic China News Package” on CCTV-4 decreased from 90 seconds to 60 seconds in 2011.   Additionally the Company received a RMB4.1 million refund from CCTV on the purchase price relating to the advertisements that were failed to be broadcasted by CCTV-4 in 2010. This refund was used to offset the relevant media costs of the “Periodic China News Package”. The decrease in cost of revenues compared with the first quarter of 2011 was mainly due to such refund from CCTV.

Sales and marketing expenses were RMB4.2 million (US$0.7 million) in the second quarter of 2011, an increase of 6.3% from RMB4.0 million in the second quarter of 2010 and a decrease of 5.0% from RMB4.4 million in the first quarter of 2011. The increase compared with the second quarter of 2010 was mainly due to the increase of depreciation and entertainment expenses. The decrease compared with the previous quarter was mainly because of a relative decrease in entertainment expenses and promotion costs.

General and administrative expenses were RMB8.7 million (US$1.3 million) in the second quarter of 2011, a decrease of 28.3% from RMB12.1 million in the second quarter of 2010 and an increase of 39.6% from RMB6.2 million in the first quarter of 2011. The decrease compared with the second quarter of 2010 was mainly due to lower professional service fees. The increase compared with the previous quarter was mainly because of the Company’s attempt to list on the Hong Kong Stock Exchange, which led to an additional RMB2.5 million in fees for sponsors, lawyers and auditors.

Operating income, as a result of the foregoing factors, was RMB14.3 million (US$2.2 million) in the second quarter of 2011, an increase of 77.2% from RMB8.1 million in the second quarter of 2010 and an increase of 9.0% from RMB13.1 million in the first quarter of 2011. The Company's operating margin was 14.2%, 25.8% and 27.7% for the quarters ended June 30, 2010, March 31, 2011 and June 30, 2011, respectively.

Other expenses included an exchange loss of RMB0.8 million (US$0.1 million) in the second quarter of 2011.  As the Company converted its overseas US dollar deposits to Renminbi deposits, the exchange loss arising from the appreciation of the Renminbi against the US dollar decreased significantly as compared to the exchange loss of RMB1.4 million  and RMB2.5 million in the second quarter of 2010 and the first quarter of 2011, respectively.

Income tax expense was RMB5.8 million (US$0.9 million) in the second quarter of 2011, an increase of 55.5% from RMB3.7 million in the second quarter of 2010, and an increase of 18.6% from RMB4.9 million in the first quarter of 2011. The Company's effective tax rate was 46.2%, 37.0% and 34.0% for the quarters ended June 30, 2010, March 31, 2011 and June 30, 2011, respectively. The effective tax rate for the second quarter of 2011 was higher than the PRC statutory tax rate mainly due to approximately RMB1.8 million (US$0.3 million) intermediary service expenses incurred in connection with the Hong Kong Stock Exchange listing application and exchange losses of RMB0.8 million (US$0.1 million) incurred by offshore subsidiaries that were not deductible for PRC tax purposes.

Net income was RMB11.2 million (US$1.7 million) in the second quarter of 2011, an increase of 158.6% from net income of RMB4.3 million in the second quarter of 2010 and an increase of 35.3% from RMB8.3 million in net income in the first quarter of 2011. The Company's net margin was 7.6%, 16.3% and 21.7% for the quarters ended June 30, 2010, March 31, 2011 and June 30, 2011, respectively.

Basic and diluted earnings per ADS for the second quarter of 2011 were RMB0.44 (US$0.07), compared with basic and diluted earnings per ADS of RMB0.17 for the second quarter of 2010 and RMB0.32 for the first quarter of 2011.

Each ADS represents 30 ordinary shares of the Company.

Business Outlook

The Company currently expects to generate total net revenues of between RMB52 million (US$8.1 million) and RMB57 million (US$8.8 million) for the third quarter of 2011, including RMB14 million in revenues from CCTV in relation to special events services provided to CCTV for the 2008 Beijing Olympic Games.  The expected range of net revenues represent a potential decrease of up to 5.0% or increase of 4.1% compared with the third quarter of 2010.  This forecast reflects the Company’s current and preliminary estimate, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EDT) on August 22, 2011 (8:00 pm Beijing Time on August 22, 2011).

The dial-in details for the live conference call are as follows:

- U.S. Toll Number: +1 617 847 8706
- U.S. Toll Free Number:   +1 800 237 9752
- HK. Toll Free Number: 800 96 3844
- South China Toll Free Number/ China Telecom: 10 800 130 0399
- North China Toll Free Number/ China Telecom: 10 800 152 1490
- South China Toll Free Number/ China Netcom: 10 800 852 1490
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number:          +1 888 286 8010
- International dial-in number:  +1 617 801 6888
  Passcode:   9376 9983

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth below, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 42 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4. CCTV is the largest television network in China. The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	50,786,201	46,699,856	45,663,780	7,064,869
Advertisement production and sponsorship services	8,857,474	7,157,528	9,440,351	1,460,563
Total revenue	59,643,675	53,857,384	55,104,131	8,525,432
Less: Business tax	(2,757,039)	(2,955,722)	(3,406,283)	(527,003)

Total net revenues	56,886,636	50,901,662	51,697,848	7,998,429

Operating costs and expenses:
Cost of revenues	(32,707,715)	(27,085,297)	(24,459,536)	(3,784,256)
Sales and marketing expenses	(3,972,271)	(4,446,447)	(4,222,482)	(653,280)
General and administrative expense	(12,121,812)	(6,225,352)	(8,689,827)	(1,344,446)
Total operating costs and expenses	(48,801,798)	(37,757,096)	(37,371,845)	(5,781,982)

Operating income	8,084,838	13,144,566	14,326,003	2,216,447

Interest and investment income	1,270,016	2,481,784	3,465,320	536,137
Other expense, net	(1,287,347)	(2,443,265)	(766,957)	(118,660)

Income before tax	8,067,507	13,183,085	17,024,366	2,633,924
Income tax expense	(3,724,709)	(4,883,735)	(5,792,977)	(896,260)
Net income	4,342,798	8,299,350	11,231,389	1,737,664

Net income available to ordinary shareholders	4,342,798	8,299,350	11,231,389	1,737,664

Earnings per ordinary share, basic	0.006	0.0108	0.0147	0.0023
Earnings per ordinary share, diluted	0.006	0.0107	0.0147	0.0023
Earnings per ADS, basic	0.17	0.3234	0.4420	0.0684
Earnings per ADS, diluted	0.17	0.3220	0.4420	0.0684

Shares used in calculating earnings per ordinary share, basic	788,012,500	769,992,300	762,320,613	762,320,613
Shares used in calculating earnings per ordinary share, diluted	788,012,500	773,240,405	762,320,613	762,320,613
Shares used in calculating earnings per ADS, basic	26,267,083	25,666,410	25,410,687	25,410,687
Shares used in calculating earnings per ADS, diluted	26,267,083	25,774,680	25,410,687	25,410,687

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	544,427,828	121,976,628	18,871,607
Restricted cash	10,000,000	-	-
Short-term investments	150,000,000	597,092,152	92,379,075
Notes receivable	5,892,690	1,900,000	293,958
Accounts receivable, net	991,024	8,280,885	1,281,177
Prepaid expenses and other current assets	41,794,343	55,663,424	8,611,963
Total current assets	753,105,885	784,913,089	121,437,780
Non-current assets
Property and equipment, net	58,602,500	58,632,469	9,071,318
Total non-current assets	58,602,500	58,632,469	9,071,318
Total assets	811,708,385	843,545,558	130,509,098

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	156,494,604	190,867,984	29,530,128
Customer advances	39,311,493	33,473,972	5,178,923
Accrued expenses and other current liabilities	23,848,004	23,513,610	3,637,907
Taxes payable	30,194,919	28,511,234	4,411,114
Amount due to related parties	53,237,048	45,241,900	6,999,598
Total current liabilities	303,086,068	321,608,700	49,757,670
Total Liabilities	303,086,068	321,608,700	49,757,670

Shareholders’ equity
Ordinary shares ($0.001 par value; 3,000,000,000 shares authorized; 788,332,360 shares issued and outstanding as of December 31, 2010; 765,665,020 shares issued and outstanding as of June 30, 2011)	5,381,321	5,233,608	809,717
Additional paid-in capital	361,736,018	347,854,197	53,818,240
Statutory reserves	25,000,000	25,000,000	3,867,873
Other comprehensive income	-	820,985	127,019
Retained earnings	126,034,102	145,564,841	22,521,055
Repurchased shares to be cancelled, at cost (13,860,000 ordinary shares as of December 31, 2010 and 6,705,000 ordinary shares as of June 30, 2011)	(9,529,124)	(2,536,773)	(392,476)
Total Shareholders’ Equity	508,622,317	521,936,858	80,751,428

Total Liabilities and Shareholders’ Equity	811,708,385	843,545,558	130,509,098

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	4,342,798	8,299,351	11,231,389	1,737,664
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation expense	741,029	1,000,185	1,038,622	160,690
Investment income	(900,712)	(2,102,411)	(2,306,877)	(356,908)
Exchange loss	1,406,128	2,485,718	784,999	121,451
Share-based compensation	557,720	361,253	627,576	97,095
Disposal of property and equipment	-	(46,406)	(7,359)	(1,139)
Changes in assets and liabilities:
Notes receivable	4,264,739	(2,733,405)	6,726,095	1,040,627
Accounts receivable, net	(445,813)	(4,101,852)	(3,188,009)	(493,233)
Prepaid expense and other current assets	7,145,623	(6,298,388)	(4,883,765)	(755,591)
Accounts payable	23,584,679	44,151,860	(9,778,480)	(1,512,877)
Customer advances	(2,899,658)	16,524	(5,854,045)	(905,708)
Accrued expenses and other current liabilities	3,774,216	(2,902,731)	2,301,925	356,143
Taxes payable	(266,311)	(3,379,180)	(1,516,820)	(234,675)
Amount due to related parties	(123,360)	-	(7,995,148)	(1,236,969)
Net cash provided by (used in) operating activities	41,181,078	34,750,518	(12,819,897)	(1,983,430)

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments	100,000,000	(250,000,000)	(196,469,251)	(30,396,728)
Decrease in restricted cash	-	-	10,000,000	1,547,149
Purchase of property and equipment	(13,358)	(1,752,423)	(409,384)	(63,338)
Proceeds from disposal of property and equipment	-	-	146,796	22,712
Gain on sales of investment	1,049,616	2,218,027	2,570,987	397,770
Net cash provided by / (used in) investing activities	101,036,258	(249,534,396)	(184,160,852)	(28,492,435)

Cash flows from financing activities:
Repurchase stocks on open market	-	(5,895,960)	(2,673,929)	(413,697)
Proceeds from exercise of share options	-	687,751	-	-
Net cash used in financing activities	-	(5,208,209)	(2,673,929)	(413,697)

Effect of foreign currency exchange	(1,406,128)	(2,484,064)	(320,371)	(49,566)
Net increase / (decrease) in cash and cash equivalents	140,811,208	(222,476,151)	(199,975,049)	(30,939,128)
Cash and cash equivalents at beginning of the period	402,859,480	544,427,828	321,951,677	49,810,734
Cash and cash equivalents at end of the period	543,670,688	321,951,677	121,976,628	18,871,606

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	June 30, 2010	March 31, 2011	June 30, 2011

Number of programs secured during the period	35	35	35
Total advertising time obtained (seconds)	2,621,970	2,552,220	2,580,630	(1)
Total advertising time sold (seconds)	133,695	127,745	148,330	(2)

(1)           Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 221,910 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,358,720 seconds from CCTV-E and CCTV-F.

(2)           During the three-month periods ended June 30, 2010, March 31, 2011 and June 30, 2011, the company has sold 9,630 seconds and 11,880 seconds and 21,000 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TOTHE NEAREST COMPARABLE GAAP MEASURES (*)

	THREE MONTHS ENDED JUNE 30, 2010			THREE MONTHS ENDED JUNE 30, 2011
	GAAP Results	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	8,084,838	557,720	8,642,558	17,024,366	627,576	17,651,942

Net income	4,342,798	557,720	4,900,518	11,231,389	627,576	11,858,965

(*)The adjustment is for share-based compensation expenses and has no tax effect as the Cayman Islands, where the Company was incorporated, currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.